6400 S Fiddlers Green Circle, Suite 1970 Greenwood Village CO 80111 Phone: 720-488-1711 Fax: 720-488-1722
December 14, 2006
BY EDGAR AND OVERNIGHT COURIER
Ms. Pamela Long
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:	Lifeline Therapeutics, Inc. Registration Statement on Form SB-2 File No. 333-126288 Amended May 26, 2006
Dear Ms. Long:
     Lifevantage Corporation, formerly Lifeline Therapeutics, Inc., (the “Registrant”) hereby submits with this correspondence Amendment No. 3 to the Registrant’s Registration Statement on Form SB-2 originally filed with the Commission on June 30, 2005 as amended by Amendment No. 1 on February 3, 2006 and as amended by Amendment No. 2 filed with the Commission on May 26, 2006.
     The Registrant believes that this Amendment appropriately addresses all issues identified by Commission Staff up to and including the August 17, 2006 comment letter and subsequent conversations with Staff on these matters inclusive of a November 1, 2006 conversation to determine any and all outstanding matters. Following the conversations with Staff on November 1, 2006, the Registrant has filed form 10-KSB Amendment No. 1 on November 29, 2006 and 10-QSB on November 13, 2006 which are incorporated in this document.
     If you or any member of the Staff has comments or questions, please contact the undersigned at (303) 565-8623.

Very truly yours,
/s/ Gerald J. Houston
Gerald J. Houston
Chief Financial Officer